Exhibit 23.1

                               Consent of KPMG LLP


The Board of Directors
ProQuest Company:

We consent to the incorporation by reference in the registration statement on Form S-3 of ProQuest Company (formally known as Bell & Howell Company) of our report dated February 20, 2001, relating to the consolidated balance sheets of ProQuest Company and subsidiaries as of the end of fiscal years 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the fiscal years 2000, 1999 and 1998, which report appears in the fiscal 2000 annual report on Form 10-K of ProQuest Company, as amended on Form 10-K/A.

Our report refers to changes in the methods of accounting for certain inventory costs and revenue recognition during fiscal 2000.


/s/ KPMG LLP


Chicago, Illinois
September 20, 2001